SEA-Tiger, Inc.
2520 South Third Street, #206
Louisville, KY 40208

September 27, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SEA-Tiger, Inc.
Registration Statement on Form S-1
Filed November 12, 2010
File No. 333-170574

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SEA-Tiger, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-170574), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement as a result of the associated time and expense. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Andrea Cataneo of Sichenzia Ross Friedman Ference Anslow LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely, SEA-Tiger, Inc.

By:	/s/ James D. Tilton, Jr.
James D. Tilton, Jr.
Chief Executive Officer